TAL CONSOLIDATED INC.

377B PEARSALL AVENUE

CEDARHURST, NY 11516

December 13, 2018

VIA EDGAR

Lisa M. Kohl

Legal Branch Chief

United States Securities and Exchange Commission

Office of Consumer Products

Washington, D.C. 20549

Re:	Tal Consolidated Inc.
Registration No. 333-222585
CIK No. 0001724070

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933 (the “Act”), Tal Consolidated Inc. (the “Company”) hereby respectfully requests the immediate withdrawal of the Registration Statement on Form S-1 (File No. Registration No. 333-222585), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Company has decided not to proceed with the registration and sale of its common stock as contemplated by the Registration Statement due to market conditions.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the United States Securities and Exchange Commission within 15 days of the date hereof that such request will not be granted. The Company may undertake a subsequent private offering of its securities in reliance on Rule 155(c) of the Act. In accordance with Rule 457(p) of the Act, the Company requests that all fees paid in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact Shaya M. Berger, Esq. of Gulkowitz Berger LLP, counsel to the Company, at (212) 208-0006 with any questions with regard to this matter.

Sincerely yours,

/s/ Jeremy J. Reichmann
Jeremy J. Reichmann
Chief Executive Officer